

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2016

Via E-mail
Claudio Melandri
Chief Executive Officer
Banco Santander-Chile
Bandera 140, 20th Floor
Santiago, Chile

  Re: Banco Santander-Chile
    Form 20-F for Fiscal Year Ended December 31, 2015
    Filed May 2, 2016
    File No. 001-14554

Dear Mr. Melandri:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John P. Nolan

        John P. Nolan
        Senior Assistant Chief Accountant